Exhibit 99.3

Unaudited Pro Forma Combined Condensed Consolidated Financial Information

The following unaudited pro forma condensed combined financial information and explanatory notes show the impact on the historical financial positions and results of operations of Simmons First National Corporation (“Simmons”), Community First Bancshares, Inc. (“Community First”) and Liberty Bancshares, Inc. (“Liberty”) and have been prepared to illustrate the effects of the Community First merger and Liberty merger under the acquisition method of accounting with Simmons treated as the acquirer. The following unaudited pro forma combined condensed consolidated financial information has been prepared using the acquisition method of accounting, giving effect to our completed acquisitions of Community First and Liberty, which closed on February 27, 2015. The unaudited pro forma combined condensed consolidated statement of income for the year ended December 31, 2014 gives effect to the acquisitions as if the transactions had been completed on January 1, 2014.

The unaudited pro forma combined condensed consolidated financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined on the date described above, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities. The unaudited pro forma combined condensed consolidated financial information also does not consider any potential impacts of current market conditions on revenues, expense efficiencies, asset dispositions and share repurchases, among other factors.

Unaudited Pro Forma Combined Condensed

Consolidated Statement of Income

For the Year Ended December 31, 2014

		Acquisitions
(in thousands, except per share data)	Simmons Historical	Community First Historical	Liberty Historical	Community First and Liberty Pro Forma Acquisition Adjustments		Pro Forma Combined

INTEREST INCOME
Loans, including fees	$164,082	$60,656	$44,749	$8,288	(A)	$277,775
Investment securities and other	20,953	17,447	2,111	-		40,511
TOTAL INTEREST INCOME	185,035	78,103	46,860	8,288		318,286
INTEREST EXPENSE
Deposits	9,079	8,724	2,852	(667	)(B)	19,988
Federal funds purchased and securities						-
sold under agreements to repurchase	269	64	1	-		334
Other borrowings	4,623	2,226	735	(447	)(C)	7,137
TOTAL INTEREST EXPENSE	13,971	11,014	3,588	(1,114)		27,459
NET INTEREST INCOME	171,064	67,089	43,272	9,402		290,827
Provision for loan losses	7,245	1,513	684	-	(D)	9,442
NET INTEREST INCOME AFTER PROVISION
FOR LOAN LOSSES	163,819	65,576	42,588	9,402		281,385
NON-INTEREST INCOME
Trust income	7,111	65	-	-		7,176
Service charges on deposit accounts	25,650	5,902	4,649	-		36,201
Other service charges and fees	3,574	8,099	5,259	-		16,932
SBA and Mortgage banking income	5,342	4,613	3,303	-		13,258
Credit card fees	22,866	-	-	-		22,866
Investment banking income	1,070	249	-	-		1,319
Bank owned life insurance income	1,843	480	504	-		2,827
Gain (loss) on sale of securities, net	8	824	(16)	-		816
Net gain (loss) on assets covered by FDIC loss share agreements	(20,316)	-	-	-		(20,316)
Other income	15,044	984	302	-		16,330
TOTAL NON-INTEREST INCOME	62,192	21,216	14,001	-		97,409
NON-INTEREST EXPENSE
Salaries and employee benefits	89,210	33,646	16,111	-		138,967
Occupancy expense, net	12,833	6,309	2,084	-	(E)	21,226
Furniture and equipment expense	9,325	1,853	2,995	-		14,173
Other real estate and foreclosure expense (income)	4,507	(2,087)	880	-		3,300
Deposit insurance	3,354	1,000	582	-		4,936
Merger related costs	7,470	-	-	-	(F)	7,470
Other operating expenses	49,022	13,089	8,172	2,604	(G)	72,887
TOTAL NON-INTEREST EXPENSE	175,721	53,810	30,824	2,604		262,959
NET INCOME BEFORE INCOME TAXES	50,290	32,982	25,765	6,798		115,835
Provision for income taxes	14,602	10,719	8,123	2,651	(H)	36,095
NET INCOME	$35,688	$22,263	$17,642	$4,147		$79,740
Dividends on preferred stock	-	(309)	-	-		(309)
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$35,688	$21,954	$17,642	$4,147		$79,431
BASIC EARNINGS PER COMMON SHARE	$2.11					$2.78
DILUTED EARNINGS PER COMMON SHARE	$2.11					$2.77
Weighted average common shares outstanding - basic	16,879				(I)	28,613
Weighted average common shares outstanding - diluted	16,922				(I)	28,656

The accompanying notes are an integral part of this pro forma financial statement.

Notes to Pro Forma Combined Condensed Consolidated Financial Statement

Note 1. Basis of Presentation

The unaudited pro forma combined condensed consolidated financial statement and explanatory notes shows the impact on the historical financial condition and results of operations of Simmons resulting from the Community First and Liberty acquisitions under the acquisition method of accounting. Under the acquisition method of accounting, the assets and liabilities of Community First and Liberty are recorded by Simmons at their respective fair values as of the date the transaction is completed. The unaudited pro forma combined condensed consolidated statement of income for the year ended December 31, 2014 gives effect to the Community First and Liberty acquisitions as if the transactions had been completed on January 1, 2014. The Simmons historical results include the results of Delta Trust & Banking Corporation (“Delta Trust”) from August 31, 2014, which was the date Simmons completed the acquisition of Delta Trust. The pro forma combined column does not give effect to Delta Trust’s historical results from January 1, 2014 through the acquisition date.

Since the transactions are recorded using the acquisition method of accounting, all loans are recorded at fair value, including adjustments for credit quality, and no allowance for credit losses is carried over to Simmons’ balance sheet. In addition, certain anticipated nonrecurring costs associated with the Community First and Liberty acquisitions such as potential severance, professional fees, legal fees and conversion-related expenditures are not reflected in the pro forma statement of income and will be expensed as incurred.

While the recording of the acquired loans at their fair value will impact the prospective determination of the provision for credit losses and the allowance for credit losses, for purposes of the unaudited pro forma combined condensed consolidated statement of income for the year ended December 31, 2014, Simmons assumed no adjustments to the historical amount of Community First’s and Liberty’s provision for credit losses. If such adjustments were estimated, there could be a significant change to the historical amounts of provision for credit losses presented.

Note 2. Merger and Acquisition Integration Costs

The retail branch operations, commercial lending activities, mortgage banking operations, trust and investment services, along with all other operations of Liberty was integrated into Simmons First National Bank on April 27, 2015. The operation integration and the system conversion for Community First are scheduled for the third quarter of 2015.

The specific details of the plan to integrate the operations of Community First and Liberty will continue to be refined over the next several months, and will include assessing personnel, benefit plans, premises, equipment and service contracts to determine where we may take advantage of redundancies. Certain decisions arising from these assessments may involve involuntary termination of employees, vacating leased premises, changing information systems, canceling contracts with certain service providers, and selling or otherwise disposing of certain premises, furniture and equipment. Simmons also expects to incur merger-related costs including professional fees, legal fees, system conversion costs and costs related to communications with customers and others. To the extent there are costs associated with these actions, the costs will be recorded based on the nature of the cost and the timing of these integration actions.

Note 3. Estimated Annual Cost Savings

Simmons expects to realize cost savings and to generate revenue enhancements from the Community First and Liberty acquisitions. Revenue enhancements are expected from an expansion of trust services, SBA lending activities, consumer finance products and credit card services to the larger footprint of Simmons. Cost savings for Liberty are projected at 30% of non-interest expense and cost savings for Community First are projected at 20% of non-interest expense. These cost savings and revenue enhancements are not reflected in the pro forma financial information and there can be no assurance they will be achieved in the amount or manner currently contemplated.

Note 4. Pro Forma Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma combined condensed consolidated financial information presented for Community First and Liberty. All adjustments are based on current assumptions and valuations, which are subject to change.

(A)	Simmons has evaluated the acquired loan portfolio to estimate the necessary credit and interest rate fair value adjustments. Subsequently, the accretable portion of the fair value adjustment will be accreted into earnings using the level yield method over the remaining maturity of the underlying loans. For purposes of the pro forma impact on the year ended December 31, 2014, the net discount accretion was calculated by summing monthly estimates of accretion/amortization on each loan pool, which was calculated based on the remaining maturity of each loan pool. The overall weighted average maturity of the loan portfolio is approximately 5.62 years for Community First and 5.83 years for Liberty. The estimated non-accretable yield portion of the net discount of approximately $8.2 million for Community First and Liberty combined will not be accreted into earnings.
Loan discount accretion pro forma adjustment for:	Community First	Liberty	Total
Year ended December 31, 2014	$ 5,630	$ 2,658	$ 8,288

(B)	Simmons has made an adjustment to reflect the estimated fair value of time deposits based on current interest rates for comparable deposits. The fair value adjustment will be accreted into earnings as a reduction of the cost of such time deposits over an estimated life of one year using the level yield method.
(C)	Simmons has made an adjustment to reflect the estimated fair value of FHLB advances and subordinated debentures based on current interest rates for comparable borrowings. The fair value adjustment for FHLB advances will be accreted into earnings, using the level yield method, as a reduction of the cost of such borrowings over an estimated life of two years for both Community First and Liberty. The fair value adjustment for subordinated debentures will be amortized into interest expense on a straight line basis over their average remaining life of 22 years.
(D)	Provision for loan losses does not reflect any potential impact of the fair value adjustments related to loans which includes an estimate of credit losses.
(E)	The fair value adjustment on acquired premises and equipment will be amortized over 39 years on a straight-line basis.
(F)	Historical merger related costs for Simmons are primarily related to the acquisition of Delta Trust, which was completed on August 31, 2014. Estimated merger related expenses of $6.7 million for Community First and $6.6 million for Liberty, primarily severance, professional, legal and conversion related expenditures are not reflected in the combined income statement as they are nonrecurring expenses.
(G)	The core deposit intangible will be amortized over ten years on a straight-line basis. The annual amortization expense will be approximately $1.1 million and $1.5 million for Community First and Liberty, respectively.
(H)	Reflects the tax impact of the pro forma acquisition adjustments at Simmons’ marginal income tax rate of 39%.
(I)	Pro forma weighted average common shares outstanding assumes 6,552,915 common shares issued for Community First and 5,181,337 common shares issued for Liberty.